United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

Rocket Lab USA, Inc.

(Name of Issuer)

Common Stock

(Class of Securities)

773122106

(CUSIP Number)

Bessemer Venture Partners

1865 Palmer Avenue, Suite 104

Larchmont, NY 10528

(914) 833-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2021

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 773122106

(1)	Name of Reporting Persons: Bessemer Venture Partners VIII Institutional L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 44,472,226 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 44,472,226 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 44,472,226 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.9% (1) (2)
(14)	Type of Reporting Person (See Instructions): PN

CUSIP: 773122106

(1)

Excludes 3,593,763 and 2,988,220 Company Earnout Shares (as defined in the Merger Agreement) that may be issued to Bessemer Venture Partners VIII Institutional L.P. (“BVP VIII Inst”) and Bessemer Venture Partners VIII, L.P. (“BVP VIII” and together with BVP VIII Inst, the “BVP VIII Funds”), respectively, pursuant to the Agreement and Plan of Merger by and among Vector Acquisition Corporation, Rocket Lab USA, Inc. and Prestige USA Merger Sub, Inc., dated as of March 1, 2021 and attached as Annex A attached to the Prospectus for the Issuer’s predecessor in interest and previously known as Vector Acquisition Corporation filed with the Securities and Exchange Commission on June 25, 2021 (as amended, the “Merger Agreement”).

(2)

The percent of class was calculated based on 447,919,591 shares of common stock, par value $0.0001 per share (“Common Stock”) issued and outstanding as of August 25, 2021, as disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission by Rocket Lab USA, Inc. on August 31, 2021.

CUSIP: 773122106

(1)	Name of Reporting Persons: Bessemer Venture Partners VIII L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 36,978,728 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 36,978,728 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,978,728
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.3% (1)(2)
(14)	Type of Reporting Person (See Instructions): PN

CUSIP: 773122106

(1)	Name of Reporting Persons: Deer VIII & Co. L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 81,450,954 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 81,450,954 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 81,450,954 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 18.2% (1) (2)
(14)	Type of Reporting Person (See Instructions): PN

CUSIP: 773122106

(1)	Name of Reporting Persons: Deer VIII & Co. Ltd.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 81,450,954 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 81,450,954 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 81,450,954 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 18.2% (1) (2)
(14)	Type of Reporting Person (See Instructions): CO

CUSIP: 773122106

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 3881 McGowen Street, Long Beach, CA 90808.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by:

(i)	BVP VIII Inst, a Cayman Islands exempted limited partnership;

(ii)	BVP VIII, a Cayman Islands exempted limited partnership;

(iii)	Deer VIII & Co. L.P., a Cayman Islands exempted limited partnership (“Deer VIII LP”), which is the general partner of each of the BVP VIII Funds; and

(iv)

Deer VIII & Co. Ltd., a Cayman Islands exempted company (“Deer VIII Co,” and collectively with the BVP VIII Funds and Deer VIII LP, the “Reporting Persons”), which is the general partner of Deer VIII LP.

Each of the Reporting Persons is principally engaged in the business of investing in securities. The business address and principal executive offices of each of the Reporting Persons is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.

The Shares to which this Schedule 13D relates are owned directly by the applicable BVP VIII Funds.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth or incorporated by reference in Items 4 and 6 of this Statement is incorporated by reference into this Item 3.

As described in Item 4 of this Statement, the securities reported on this Statement reflect the consummation of the Business Combination (as defined below) contemplated by the Merger Agreement and the transactions consummated in connection therewith.

ITEM 4.	PURPOSE OF TRANSACTION

On August 25, 2021 (the “Closing Date”), the parties to the Merger Agreement consummated the merger transactions contemplated by the Merger Agreement, whereby Prestige USA Merger Sub, Inc. (“Merger Sub”) and a direct, wholly-owned subsidiary of the Rocket Lab USA, Inc. (“Rocket Lab”), merged with and into Vector Acquisition Corporation (after giving effect to the Domestication (as defined in the Merger Agreement), a Delaware corporation (“Vector Delaware”)), with the separate corporate existence of Merger Sub ceasing and Vector Delaware being the surviving corporation and a wholly owned subsidiary of Rocket Lab (the “First Merger”), and immediately following the First Merger, Rocket Lab merged with and into Vector Delaware with Vector Delaware being the surviving corporation in the merger (the “Second Merger,” and, together with the First Merger and the Domestication, the “Business Combination”). Prior to the completion of the Business Combination, Rocket Lab amended and restated its certificate of incorporation, and in connection therewith, (i) each issued and outstanding share of preferred stock, par value $0.0001 per share, of Rocket Lab converted into Rocket Lab common stock, in accordance with the terms thereof; (ii) each issued and outstanding share of Rocket Lab Common Stock (after giving effect to the conversion contemplated by clause (i)) converted automatically into a number of shares of Rocket Lab common stock equal to the Exchange Ratio, which was 9.059659; and (iii) corresponding adjustments were made to the outstanding options, warrants, restricted stock units and other rights to acquire stock of Rocket Lab.

CUSIP: 773122106

In the First Merger, Merger Sub merged with and into Vector Delaware, with Vector Delaware surviving the merger as a wholly owned subsidiary of Rocket Lab, and in connection therewith, (i) the shares of Vector Delaware common stock (other than any treasury shares, shares held by Vector Delaware or any dissenting shares) issued and outstanding immediately prior to the effective time of the First Merger (the “First Effective Time”) converted into an equal number of shares of Rocket Lab common stock; (ii) the Vector Delaware warrants that were outstanding and unexercised immediately prior to the First Effective Time converted into an equal number of warrants to purchase Rocket Lab common stock (the “Assumed Warrants”); and (iii) the Vector Delaware units that were outstanding immediately prior to the First Effective Time converted into an equal number of Rocket Lab units (the “Assumed Units”).

Immediately following the First Effective Time, Rocket Lab merged with and into Vector Delaware, with Vector Delaware surviving the merger and being renamed “Rocket Lab USA, Inc.” (“New Rocket Lab”), and in connection therewith, among other things, (i) the shares of Rocket Lab common stock (other than any treasury shares, shares held by Rocket Lab or dissenting shares) issued and outstanding immediately prior to the effective time of the Second Merger (the “Second Effective Time”) converted into an equal number of shares of common stock, par value $0.0001 per share, of New Rocket Lab (the “New Rocket Lab Common Stock”); (ii) the Rocket Lab warrants and the Assumed Warrants outstanding and unexercised immediately prior to the Second Effective Time converted into an equal number of warrants to purchase New Rocket Lab Common Stock; and (iii) each Assumed Unit that was outstanding immediately prior to the Second Effective Time automatically converted into a New Rocket Lab unit that, at the closing of the Business Combination (the “Closing”), was cancelled and entitled the holder thereof to one share of New Rocket Lab Common Stock and one-third of one warrant, with each whole warrant representing the right to purchase one share of New Rocket Lab Common Stock.

Following the Business Combination, the Reporting Persons beneficially own 81,450,954 shares of Common Stock of the Issuer, as further described in Item 5.

In addition to the shares of Common Stock, if the closing price of New Rocket Lab Common Stock is equal to or greater than $20.00 for a period of at least 20 trading days out of 30 consecutive trading days during the period commencing on the 90th day following the Closing and ending on the 180th day following the Closing, BVP VIII Inst and BPV VIII will be entitled to receive 3,593,763 and 2,988,220 additional shares of New Rocket Lab Common Stock (the “Earnout Shares”), respectively. If the target closing stock price is not achieved during the period, the Earnout Shares will be forfeited

As may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to such investment, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of shares of the Issuer’s Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of association or other governing documents or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. The Reporting Persons may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Mr. David Cowan, a director of Deer VIII Co., in his fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

CUSIP: 773122106

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional securities of the Issuer, dispose of some or all of the Issuer’s Common Stock or such other securities, in each case in open market or private transactions, block sales, distributions or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of August 25, 2021, BVP VIII Inst had sole voting and dispositive power with respect to 44,472,226 shares of Common Stock of the Issuer, constituting approximately 9.9% of the Issuer’s Common Stock.

As of August 25, 2021, BVP VIII had sole voting and dispositive power with respect to 36,978,728 shares of Common Stock of the Issuer, constituting approximately 8.3% of the Issuer’s Common Stock.

As of August 25, 2021, Deer VIII LP, as the general partner of each of the BVP VIII Funds may be deemed to have sole voting and dispositive power with respect to all 81,450,954 shares of Common Stock of the Issuer owned by the BVP VIII Funds, constituting approximately 18.2% of the Issuer’s Common Stock.

As of August 25, 2021, Deer VIII Co, as the general partner of Deer VIII LP may be deemed to have sole voting and dispositive power with respect to all 81,450,954 shares of Common Stock of the Issuer owned by the BVP VIII Funds, constituting approximately 18.2% of the Issuer’s Common Stock.

The percent of class was calculated based on 447,919,591 shares of Common Stock issued and outstanding as of August 25, 2021, as disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Issuer on August 31, 2021.

The shares of Issuer’s Common Stock reported in this Item 5 do not include the Earnout Shares described in Item 4 above.

(b) Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c) The information contained in Item 3 to this Schedule 13D is incorporated in its entirety into this Item 5(c). Except as disclosed in Item 3, no Reporting Person has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of the Issuer’s Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable

CUSIP: 773122106

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

The BVP VIII Funds are a party to a Second Amended and Restated Registration Rights Agreement, dated August 25, 2021, between the Issuer and certain of its stockholders (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, each of the BVP VIII Funds has customary registration rights with respect to any Registrable Securities (as defined in the Registration Rights Agreement) that it may hold from time to time, including shelf registration rights, underwritten offering rights and piggyback registration rights, in each case, subject to certain customary limitations. Under the Registration Rights Agreement the BVP VIII Funds have agreed that they will not during the period 180 days following the closing of the Business Combination sell or assign, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise (in each case, subject to certain exceptions set forth in the Registration Rights Agreement).

The foregoing description of each of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference into this Schedule 13D pursuant to Exhibit 99.2 of Item 7 hereof.

Except for the Registration Rights Agreement, or as otherwise set forth in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any Shares.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Agreement regarding filing of joint Schedule 13D.

Exhibit 99.2	Second Amended and Restated Registration Rights Agreement, dated as of August 25, 2021, by and among Rocket Lab USA, Inc. (formerly known as Vector Acquisition Delaware Corporation), Vector Acquisition Partners, L.P. and certain other parties thereto (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Issuer with the SEC on August 31, 2021).

CUSIP: 773122106

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 7, 2021

BESSEMER VENTURE PARTNERS VIII L.P.
BESSEMER VENTURE PARTNERS VIII INSTITUTIONAL L.P.

By: Deer VIII & Co. L.P., their General Partner

By: Deer VIII & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Scott Ring, General Counsel

DEER VIII & CO. L.P.

By: Deer VIII & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Scott Ring, General Counsel

DEER VIII & CO. LTD.

By:	/s/ Scott Ring
Scott Ring, General Counsel

Notice Address:

c/o Bessemer Venture Partners 1865 Palmer Avenue Suite 104 Larchmont, NY 10538 Tel. 914-833-5300